Exhibit 99.5

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of IAMGOLD Corporation (the "Company") on Form 40-F for the period ended December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Maryse Bélanger, Chair, Interim President and Chief Executive Officer, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)    The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)    The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 27, 2023

By: /s/ Maryse Bélanger
_________________________________________________
Maryse Bélanger
Chair, Interim President and Chief Executive Officer

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of IAMGOLD Corporation (the "Company") on Form 40-F for the period ended December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Maarten Theunissen, Interim Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)    The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)    The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 27, 2023

By: /s/ Maarten Theunissen
_________________________________________________
Maarten Theunissen
Chief Financial Officer